Quarterly Earnings Report 3Q11                                                                                  October 28, 2011

Quarterly Sales Exceed $12 Billion Pesos

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with respect the same period of 2010, unless otherwise stated. Figures may vary due to rounding practices).

  GCS’s net sales reached $12,446.2 million pesos during the third quarter of 2011
  Gross income was $2,338.9 million and the gross margin reached 18.79%
  Operating expenses were $2,068.4 million pesos or 16.62% of total sales
  Operating income totaled $270.5 million during 3Q2011, which resulted in an operating margin of 2.17%
  Quarterly operating income plus depreciation and amortization was $395.7 million
  The quarterly CCF resulted in a cost of $298.2 due to higher interest payments
  Net income for the quarter was $15.5 million
  As of September 30, 2011 the Company’s net debt reached $10,533.2 million pesos

Mexico City, Mexico, October 28, 2011.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the third quarter of 2011.

QUARTERLY EARNINGS

In the third quarter of 2011, the environment continued to be highly competitive within the sector, which led us to emphasize to an even greater extent our operating efficiency and savings measures in all of the Group’s business areas.

Our Distribution Division performed positively during the period, particularly in the strengthening of its client-supplier relationships, thus allowing us to better understand our clients’ needs, to distribute the products that they require more efficiently and to improve the recuperation of the credit portfolio.

In our warehouses, we continued with the task of increasing our operating efficiency through an exhaustive analysis of route efficiency and cost effectiveness as well as controls for packing materials and supplies in general.

Results for the Group’s Retail Pharmacy Division were also positive both in terms of sales and productivity.

In terms of our financial structure and in compliance with the originally established terms, during the month of August, the Group converted the debt obtained to acquire FASA from short-term to long-term debt.

We will continue focusing our efforts on improving the Group’s profitability level in the Distribution and Retail Pharmacy Divisions, seeking to improve our market share while at the same improving our operating efficiency.

NET SALES

During the quarter the Group’s net sales reached $12,446.2 million pesos, which is not comparable with the $7,460.0 million pesos registered in 3Q2010, given that in that period FASA’s operations (Retail Pharmacy Division) were not consolidated in GCS.  In cumulative terms, total sales reached $37,312.8 million pesos by the end of September 2011.

SALES BY DIVISION (1)

DISTRIBUTION DIVISION

DISTRIBUTION - PRIVATE PHARMA

Sales for our Private Pharma division decreased 4.1% during the third quarter of 2011, based on comparable figures, as a result of lower sales to special accounts clients as well as some regional clients that showed delays in payments.

This division represented 45.9% of the Group’s total sales during the third quarter of 2011.

DISTRIBUTION - GOVERNMENT PHARMA

Sales from our Government Pharma division grew 5.9% during the period, from $340.1 million pesos in 3Q2010 to $360.1 million pesos in 3Q2011.

As a result, during the third quarter of 2011, this division accounted for 2.9% of the Group’s total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

In 3Q2011, the Health, Beauty, Consumer Goods, General Merchandise and Other division posted a decrease in sales of 4.7% compared to the same quarter of 2010 to reach $116 million pesos.  This was primarily the result of fewer promotional strategies in various product lines during the period.

As a percentage of the Group’s total sales, this division represented 0.9% during 3Q2011.

PUBLICATIONS

Sales for CITEM, the Company’s publications distribution division, decreased 7.5% during the third quarter of 2011 compared to 3Q2010. This decrease was primarily the result of a reduction in the number of copies printed of several magazines as well as the withdrawal from the market of an important publishing company.

As a result, during the third quarter of 2011 the Publications division generated 1.5% of GCS’s total sales, or $191.4 million pesos.

RETAIL PHARMACY

In 3Q2011, sales from the Retail Pharmacy division reached $6,099.7 million pesos. This was higher than the $807.6 million pesos that it reported during the same period of 2010, when FASA’s sales were not consolidated.   As a result, this business unit produced 48.8% of the Group’s overall third quarter sales.

Our sales mix as of September 30, 2011 was as follows:

                                                 Division                               % of sales
                                         Retail Pharmacy                             48.77%
                                         Total Distribution                            51.23%
                                         Private Pharma                                 45.89%
                                         Government Pharma                           2.88%
                                         Health, Beauty, Consumer Goods,
                                         General Merchandise and Other           0.93%
                                         Publications                                       1.53%
                                         TOTAL                                           100.00%

GROSS INCOME

GCS’s gross income for 3Q2011 reached $2,338.9 million.  This figure is not comparable with the $859.6 million pesos that were reported in 3Q2010 as FASA’s resulted were not consolidated during that time.

The gross margin for the quarter was 18.8%, 7.3 percentage points higher than the 11.5% margin reported in 3Q2010.  The significant increase in the margin versus the previous year was due to the consolidation of FASA.  It is worth noting that our Retail Pharmacy division operates with a gross margin level that is higher than our Distribution division, due to the nature of its business.

OPERATING EXPENSES

During the third quarter of 2011, GCS’s operating expenses reached $2,068.4 million, which is not comparable with the $602.6 million pesos registered during the same period of the previous year, when FASA’s results were not consolidated.  This increase was due to the fact that the Retail Pharmacy business operates with a higher expense level than does our Distribution business.

In 3Q2011, operating expenses accounted for 16.6% of the Group’s total sales while in 3Q2010, they represented 8.1% of total sales.

OPERATING INCOME

During the third quarter of 2011, GCS’s operating income totaled $270.5 million pesos, which is not comparable with the $257.02 million pesos registered during the same period of 2010 given that the consolidation of FASA had not yet taken place.

The operating margin for the third quarter of 2011 was 2.2%.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Quarterly operating income plus depreciation and amortization was $395.7 million pesos, which is not comparable with the $274.1 million pesos reported in 3Q2010 as a result of FASA’s consolidation in the 3Q2011 figure.

The company’s operating income plus depreciation and amortization margin for the quarter was 3.2%.

NET DEBT

As of September 30, 2011 GCS’s net debt was $10,553.2 million pesos.

COMPREHENSIVE COST OF FINANCING (CCF)

Grupo Casa Saba’s CCF for the third quarter of 2011 resulted in a cost of $298.2 million pesos. This was primarily due to the increase in interest payments related to the credits obtained in order to acquire FASA.

OTHER EXPENSES (INCOME)

During the third quarter of 2011, the Company reported an income in the Other Expenses (Income) line item of $46.9 million pesos versus an income of $22.6 million obtained during the same period of the previous year. It is important to mention that the amounts listed in this line item are derived from activities outside of the company’s normal business operations and are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the quarter totaled $3.7 million pesos.

Income tax for the period ending September 30, 2011 was $32.1 million pesos, and was partially offset by a deferred income tax charge of -$28.4 million pesos.

NET INCOME

The Group reported a net income of $15.5 million pesos during the third quarter of 2011. Consequently, the net margin for the quarter was 0.12%.

WORKING CAPITAL

During the third quarter of 2011, GCS’s accounts receivable days were 49.1 days.  Inventory days at cost reached 65.3 days and accounts payable days were 76.3 days.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile, Brazil and Peru.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil, Chile and Peru, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

(1) As part of its growth strategy, Grupo Casa Saba has completed acquisitions in several South American countries, beginning in May 2008 with the acquisition of the Brazilian pharmacy chain Drogasmil (Casa Saba Brasil).  In October 2010, the company acquired 97.8% of Farmacias Ahumada, S.A., a chain of more than 1,200 pharmacies with operations in Chile, Mexico and Peru and, as a result, created a new division known as “Retail Pharmacy.”

As a result, the majority of the figures presented in this report are not comparable with those that were reported during the same quarter of 2010.

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	September 11	September 10	Difference

TOTAL ASSETS	30,198,726	22,516,647	7,682,079

CURRENT ASSETS	18,095,082	19,353,714	(1,258,633)
CASH AND CASH EQUIVALENTS	1,253,319	6,961,624	(5,708,305)
ACCOUNTS RECEIVABLE (NET)	6,796,313	6,597,734	198,579
OTHER ACCOUNTS RECEIVABLE (NET)	2,572,507	1,317,847	1,254,661
INVENTORIES	7,338,513	4,398,485	2,940,028
OTHER CURRENT ASSETS	134,429	78,024	56,405
LONG TERM	50,583	-	50,583
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	50,583	-	50,583
PROPERTY MACHINARY AND EQUIPMENT	3,432,119	1,359,143	2,072,976
PROPERTY	1,727,430	1,365,426	362,004
MACHINERY AND EQUIPMENT	2,272,680	449,310	1,823,370
OTHER EQUIPMENT	4,238,207	709,168	3,529,040
ACCUMULATED DEPRECIATION	4,806,199	1,164,761	3,641,437
DEFERRED ASSETS (NET)	4,040,116	1,393,009	2,647,106
OTHER ASSETS	4,580,827	410,781	4,170,046

TOTAL LIABILITIES	22,806,163	14,995,426	7,810,738

CURRENT LIABILITIES	13,336,247	14,409,223	(1,072,977)
ACCOUNTS PAYABLE	8,135,233	5,175,305	2,959,928
BANK DEBT	2,274,150	8,625,852	(6,351,702)
OTHER CURRENT LIABILITIES	2,926,863	608,065	2,318,797
LONG TERM LIABILITIES	9,512,370	0	9,512,370
BANK DEBT	9,512,370	0	9,512,370
OTHER LIABILITIES	(42,454)	586,202	(628,656)

SHAREHOLDERS' EQUITY	7,392,563	7,521,222	(128,659)

PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,398,689	5,527,347	(128,659)
CUMULATIVE RESULTS AND EQUITY RESERVE	4,020,473	3,760,181	260,292
RESERVE FOR SHARE REPURCHASE	1,062,200	1,062,200	-
NET INCOME	316,016	704,966	(388,951)

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of September 2011

	Jan-Sep		Jan-Sep		Difference		Jul-Sep		Jul-Sep		Difference
Income Statement	2010	% of sales	2011	% of sales	$	%	2010	% of sales	2011	% of sales	$	%
NET SALES	22,787,785	100.00%	37,312,791	100.00%	14,525,006	63.74%	7,460,029	100.00%	12,446,198	100.00%	4,986,169	66.84%
COST OF SALES	20,197,364	88.63%	30,626,537	82.08%	10,429,173	51.64%	6,600,448	88.48%	10,107,288	81.21%	3,506,840	53.13%
Gross Profit	2,590,421	11.37%	6,686,254	17.92%	4,095,833	158.11%	859,580	11.52%	2,338,910	18.79%	1,479,329	172.10%
OPERATING EXPENSES
Sales Expenses	674,118	2.96%	803,017	2.15%	128,899	19.12%	228,131	3.06%	302,803	2.43%	74,672	32.73%
Administrative Expenses	1,071,552	4.70%	4,738,300	12.70%	3,666,748	342.19%	374,420	5.02%	1,765,574	14.19%	1,391,153	371.55%
Operating Expenses	1,745,670	7.66%	5,541,317	14.85%	3,795,647	217.43%	602,551	8.08%	2,068,377	16.62%	1,465,826	243.27%

Operating Income	844,751	3.71%	1,144,937	3.07%	300,186	35.54%	257,029	3.45%	270,533	2.17%	13,504	5.25%
COMPREHENSIVE COST OF FINANCING
Interest Paid	285,727	1.25%	779,537	2.09%	493,811	172.83%	146,909	1.97%	289,719	2.33%	142,810	97.21%
Interest (Earned)	-6,274	(0.03%)	-57,079	(0.15%)	-50,805	809.84%	-2,021	(0.03%)	-22,512	(0.18%)	-20,490	1013.79%
Exchange Loss (Gain)	-192,854	(0.85%)	59,316	0.16%	252,169	NC	-192,680	(2.58%)	31,008	0.25%	223,688	NC
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	86,600	0.38%	781,774	2.10%	695,174	802.75%	-47,793	(0.64%)	298,216	2.40%	346,008	NC

OTHER EXPENSES (INCOME), net	-43,724	(0.19%)	-67,244	(0.18%)	-23,520	53.79%	-22,575	(0.30%)	-46,936	(0.38%)	-24,360	107.91%

INCOME BEFORE TAXES	801,875	3.52%	430,407	1.15%	-371,468	(46.32%)	327,397	4.39%	19,253	0.15%	-308,144	(94.12%)

PROVISIONS FOR:
Income Tax	98,722	0.43%	275,324	0.74%	176,602	178.89%	36,547	0.49%	32,079	0.26%	-4,468	(12.22%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-1,813	(0.01%)	-160,933	(0.43%)	-159,120	8775.07%	-1,813	(0.02%)	-28,352	(0.23%)	-26,539	1463.56%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	96,909	0.43%	114,391	0.31%	17,483	18.04%	34,733	0.47%	3,727	0.03%	-31,007	(89.27%)

Income Before Extraordinary Items	704,966	3.09%	316,016	0.85%	-388,951	(55.17%)	292,664	3.92%	15,526	0.12%	-277,138	(94.69%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	704,966	3.09%	316,016	0.85%	-388,951	(55.17%)	292,664	3.92%	15,526	0.12%	-277,138	(94.69%)

Depreciation and Amortization	52,584	0.23%	347,448	0.93%	294,864	560.75%	17,118	0.23%	125,144	1.01%	108,026	631.08%
Operating Income plus Depreciation and Amortization	897,335	3.94%	1,492,385	4.00%	595,051	66.31%	274,147	3.67%	395,677	3.18%	121,530	44.33%

Net Income corresponding to Minority Interest	-3,721		3,726				-400		1,289